SELIGMAN SELECT MUNICIPAL FUND, INC.
Exhibit 77.c
Matters Submitted to a Vote of Security Holders


Stockholders of Seligman Select Municipal Fund. Inc. voted on the following proposals at the annual meeting of Stockholders on May 19, 2005, in Sarasota, Florida. The description of each proposal and number of shares voted are as follows:
Election of Directors:

Election by Holders of Preferred Shares and Common Shares:

                         For               Withheld
                     --------------       -----------
 Betsy S. Michel           575               6
 James N. Whitson          575               6

Election by Holders of Preferred Shares and common Shares:

Brian T. Zino     11,216,250.959        291,689.291


Ratification of Deloitte & Touche LLP as independent auditors for 2005:

                      For          Against            Abstain
                 --------------   -----------        ---------
                 11,384,565.827   59,916.669          62,982.754